NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock of China Education Alliance, Inc.,
(the 'Company') from listing and registration on the Exchange at the opening of business on January 23, 2012, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation has determined that the Company is no longer suitable for listing under Section 802.01B of the NYSE Listed
Company Manual in view of the fact that it has fallen below the NYSE?s continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of less than $15 million, which is a minimum threshold for listing.

1. The Exchange's Listed Company Manual, Sections
802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15,000,000, regardless of the original standard under which the issuer listed.

2. The Exchange, on December 19, 2011, determined that the Common Stock should be suspended from trading before the opening of the trading session on December 29, 2011, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on December 19, 2011 and by letter on December 20, 2011.

3. Pursuant to the above authorization, a press release was issued on December 21, 2011, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on December 21, 2011 and other various dates of the proposed suspension of trading in the Common Stock.
Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on December 29, 2011.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The
Company did not file such request within the specified time period.